Exhibit 99.2

Condensed unaudited interim consolidated financial statements of

Intellipharmaceutics
International Inc.

August 31, 2011

Intellipharmaceutics International Inc.
August 31, 2011

Table of contents

Condensed unaudited interim consolidated balance sheets	1

Condensed unaudited interim consolidated statements of operations and comprehensive loss	2

Condensed unaudited interim consolidated statements of shareholders’ (deficiency) equity	3

Condensed unaudited interim consolidated statements of cash flows	4

Notes to the condensed unaudited interim consolidated financial statements	5-19

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	August 31	November 30
	2011	2010
	$	$

Assets
Current
Cash	7,053,644	789,136
Accounts receivable	6,290	1,619
Investment tax credits	638,740	1,184,345
Prepaid expenses, sundry and other assets	265,400	142,379
	7,964,074	2,117,479

Deferred offering cost	-	224,673
Property and equipment, net (Note 4)	1,061,702	925,554
	9,025,776	3,267,706

Liabilities
Current
Accounts payable	713,137	612,957
Accrued liabilities (Note 5)	275,373	321,030
Employee cost payable (Note 7)	629,106	575,625
Current portion of capital lease obligations	1,024	13,230
Due to related parties (Note 6)	1,422,102	1,635,842
Deferred revenue (Note 14)	107,091	8,905
	3,147,833	3,167,589

Warrant liability (Note 12)	8,290,747	7,161
	11,438,580	3,174,750

Shareholders' (deficiency) equity
Capital stock (Note 8 and 9)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
15,908,444 common shares	147,152	16,969
(2010 - 10,907,054)
Additional paid-in capital	20,465,837	19,369,005
Accumulated other comprehensive loss	(363,105)	(225,476)
Deficit	(22,662,688)	(19,067,542)
	(2,412,804)	92,956
Contingencies (Note 16)
	9,025,776	3,267,706

See accompanying notes to unaudited interim financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive income (loss)

(Stated in U.S. dollars)
	Three Months ended		Nine Months ended
	August 31, 2011	August 31, 2010	August 31, 2011	August 31, 2010

	$	$	$	$

Revenue
Research and development	501,814	-	501,814	1,452,221

Expenses
Research and development	1,237,291	1,483,128	3,861,206	3,357,554
Selling, general and administrative	566,423	526,644	2,009,856	1,913,301
Depreciation	61,332	62,531	165,677	178,414
	1,865,046	2,072,303	6,036,739	5,449,269

Loss from operations	(1,363,232)	(2,072,303)	(5,534,925)	(3,997,048)
Fair value adjustment of derivative liabilty (Note 12)	2,536,680	32,376	4,137,626	164,397
Financing expense	-	-	(2,357,732)	-
Net foreign exchange (loss) gain	(71,068)	(51,413)	184,451	23,542
Interest income	15,200	1,938	40,798	25,672
Interest expense	(20,449)	(24,060)	(65,364)	(74,025)
Net income (loss)	1,097,131	(2,113,462)	(3,595,146)	(3,857,462)
Other comprehensive income (loss)
Foreign exchange translation adjustment	45,306	28,588	(137,629)	65,841
Comprehensive income (loss)	1,142,437	(2,084,874)	(3,732,775)	(3,791,621)

Income (loss) per common share (note 13)
Basic	0.07	(0.19)	(0.24)	(0.35)
Diluted	0.05	(0.19)	(0.24)	(0.35)

Weighted average number of common shares outstanding
Basic	15,906,954	10,907,057	14,690,454	10,907,057
Diluted	23,913,466	10,907,057	14,690,454	10,907,057

See accompanying notes to unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of shareholders' (deficiency) equity for the year ended November 30, 2010, and nine month period ended
August 31, 2011
(Stated in U.S. dollars)
				Accumulated		Total
			Additional	other		shareholders'
		Common shares	paid-in	comprehensive		equity
	Number	Amount	capital	income (loss)	Deficit	(deficiency)
		$	$	$	$	$

Balance, November 30, 2010	10,907,054	16,969	19,369,005	(225,476)	(19,067,542)	92,956

Issuance of common shares (Note 8)	4,800,000	-	-	-	-	-
Shares issued for options exercised	25,000	130,183	(37,018)	-	-	93,165
Stock options to employees	-	-	645,359	-	-	645,359
Stock options to non-management board members	-	-	13,480	-	-	13,480
DSU's to non-management board members		-	26,731	-	-	26,731
Issuance of shares on exercise of cashless warrants	176,469	-	448,280	-	-	448,280
Other comprehensive loss (net of tax - $Nil)	-	-	-	(137,629)	-	(137,629)
Loss for the period	-	-	-	-	(3,595,146)	(3,595,146)
Cancellation on shares exchanged	(79)	-	-	-	-	-
	5,001,390	130,183	1,096,832	(137,629)	(3,595,146)	(2,505,760)
Balance, August 31, 2011	15,908,444	147,152	20,465,837	(363,105)	(22,662,688)	(2,412,804)

See accompanying notes to unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows

(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2011	August 31, 2010	August 31, 2011	August 31, 2010
	$	$	$	$

Net income (loss)	1,097,131	(2,113,462)	(3,595,146)	(3,857,462)
Items not affecting cash
Depreciation	61,332	62,531	165,677	178,414
Stock-based compensation (Notes 9 & 10)	72,907	456,632	685,570	904,213
Interest accrual	20,368	23,369	65,140	71,198
Fair value adjustment of derivative liability	(2,536,680)	(32,376)	(4,137,627)	(164,397)
Financing expense	-	-	884,587	-
Unrealized foreign exchange (gain) loss	(132,472)	29,336	113,414	173,675

Change in non-cash operating assets & liabilities
Accounts receivable	(4,440)	(153)	(4,547)	2,896
Investment tax credits	137,089	11,296	603,113	741,490
Prepaid expenses, sundry and other assets	23,859	(23,915)	(120,075)	25,967
Accounts payable and accrued liabilities	(129,976)	(72,591)	62,951	(1,268,697)
Deferred revenue	98,186	-	98,186	(1,440,421)
Cash flows used in operating activities	(1,292,696)	(1,659,333)	(5,178,757)	(4,633,124)

Financing activities
Payments due to related parties	-	-	(351,229)	(860,104)
Repayment of capital lease obligations	(2,884)	(9,557)	(12,852)	(27,448)
Issuance of common shares on exercise of stock options	-	-	90,818	-
Proceeds from issuance of shares and warrants, gross (Note 8)	-	-	12,000,000	-
Cash flows (used in) from financing activities	(2,884)	(9,557)	11,726,737	(887,552)

Investing activity
Purchase of property and equipment	(124,542)	(1,774)	(302,045)	(118,389)
Cash flows used in investing activities	(124,542)	(1,774)	(302,045)	(118,389)

Effect of foreign exchange (loss) gain on
cash held in foreign currency	(4,504)	(42,712)	18,573	(20,023)

(Decrease) increase in cash	(1,424,626)	(1,713,376)	6,264,508	(5,659,088)
Cash and cash equivalents, beginning of period	8,478,270	4,068,780	789,136	8,014,492
Cash, end of period	7,053,644	2,355,404	7,053,644	2,355,404

Supplemental cash flow information
Interest paid	-	-	113,940	105,903
Taxes paid	-	-	-	-

See accompanying notes to unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2011 and 2010
(Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs.

The shareholders of IntelliPharmaCeutics Ltd. (“IPC Ltd”), and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger whereby IPC Ltd. combined with Vasogen to continue as a newly incorporated publicly traded entity to be called Intellipharmaceutics International Inc. (“the IPC Arrangement Agreement”)  at their respective shareholder meetings on October 19, 2009. The completion of the arrangement on October 22, 2009 resulted in a new publicly traded company, Intellipharmaceutics International Inc. incorporated under the laws of Canada and traded on the TSX and NASDAQ.

Separately, Vasogen entered into an arrangement agreement with Cervus LP (“Cervus”), an Alberta based limited partnership that reorganized Vasogen prior to completion of the transaction with the Company and provided gross proceeds to Vasogen of approximately Cdn $7.5 million in non-dilutive capital.

The condensed unaudited interim consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), as outlined in the FASB Accounting Standards Codification (“ASC”), assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company’s principal business activities are focused on the research, development and manufacture of novel or generic controlled release and targeted release oral, solid dosage drugs. The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $22,662,688 as at August 31, 2011 (November 30, 2010 - $19,067,542). Previously, the Company has funded its research and development activities through the issuance of capital stock, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. There is no certainty that such funding will be available going forward.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources to support its operating activities for the foreseeable future. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property, obtain regulatory approvals and finance its cash requirements on an ongoing basis.

In order for the Company to continue its operations at its existing levels, the Company expects that over the next twelve months it will require, in addition to its available cash on hand, significant additional funds. Therefore, the Company will require funds raised through future commercialization activities, payments received based on development agreements, marketing license agreements, as well as through equity and/or debt offerings, and strategic partners funding directly some or all costs of development.  Additional financing may not be available on terms favorable to the Company, or at all. If these funds are not available, the Company may not be able to execute its business plan or take advantage of business opportunities. The ability of the Company to obtain such additional financing and to achieve its operating goals is uncertain.  The availability of financing will be affected by the results of our research and development activities, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets, strategic alliance agreements, and other relevant considerations. In the event that the Company does not obtain additional capital over the next twelve months, there may be doubt about the Company’s ability to continue as a going concern and realize its assets and pay its liabilities as they become due. If the Company cannot secure additional financing or additional financing on terms that would be acceptable to the Company, the Company will have to significantly reduce operating expenditures.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2011 and 2010
(Stated in U.S. dollars)

1.	Nature of operations (continued)

The condensed unaudited interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	Basis of presentation

Basis of consolidation

These condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IntelliPharmaCeutics Ltd. (“IPC Ltd.”), Intellipharmaceutics Corp. (“IPC Corp”), Vasogen Ireland Ltd. (“VIL”) and Vasogen Corp. (“VUS”).

These condensed unaudited interim consolidated financial statements have been prepared using the same accounting policies, and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2010, except as described below under “recently adopted accounting pronouncements”. The condensed unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented.

All significant inter-company accounts and transactions have been eliminated on consolidation.

3.	Significant accounting policies

(a)	Cash and cash equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash and cash equivalent balances consist of Bankers acceptance and bank accounts with variable, market rates of interest.

The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

(b)	Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations.

(c)	Revenue recognition

The Company accounts for revenue in accordance with the provision of Accounting Standards Codification topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, research and development support payments, scale-up services and royalty payments on sales of resulting products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2011 and 2010
(Stated in U.S. dollars)

4.	Property and equipment

			August 31, 2011
		Accumulated	Net book
	Cost	depreciation	value
	$	$	$

Computer equipment	187,731	140,628	47,103
Computer software	40,828	25,267	15,561
Furniture and fixtures	115,707	73,811	41,896
Laboratory equipment	2,129,553	1,225,300	904,253
Leasehold improvements	926,734	923,685	3,049
Lab equipment under capital lease	63,863	36,407	27,456
Computer under capital lease	79,602	57,218	22,384
	3,544,018	2,482,316	1,061,702

			November 30, 2010
		Accumulated	Carrying
	Cost	depreciation	value
	$	$	$

Computer equipment	176,068	129,050	47,018
Computer software	31,664	20,415	11,249
Furniture and fixtures	103,140	68,066	35,074
Laboratory equipment	1,867,965	1,096,161	771,804
Leasehold improvements	920,808	920,808	-
Lab equipment under capital lease	63,455	31,501	31,954
Computer under capital lease	79,093	50,638	28,455
	3,242,193	2,316,639	925,554

Depreciation for the three and nine months ended August 31, 2011 was $61,332 and $165,677, respectively (three and nine months ended August 31, 2010 was $62,531 and $178,414, respectively).

5.	Accrued liabilities

	August 31,	November 30,
	2011	2010
	$	$

Professional fees	70,820	242,107
Other	204,553	78,923
	275,373	321,030

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2011 and 2010
(Stated in U.S. dollars)

6.	Due to related parties

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	August 31,	November 30,
	2011	2010
	$	$
Promissory note payable to two directors and officers
of the Company, unsecured 6% annual interest
rate on the outstanding loan balance (i)
(2011 - Cdn $1,364,641; 2010 - Cdn $1,651,188)	1,393,343	1,608,405
Note payable to an entity controlled by
shareholders, officers and directors of the
Company, unsecured, non-interest bearing
with no fixed repayment terms.
(2011 - Cdn $28,167; 2010 - Cdn $28,167)	28,759	27,437
	1,422,102	1,635,842

Interest expense on the promissory note payable to related parties for the three and nine months ended August 31, 2011 is $20,449 and $65,364 (the three and nine months ended August 31, 2010 is $23,369 and $71,198) and has been included in the consolidated statement of operations.

(i)
Effective October 22, 2009, the promissory note dated September 10, 2004 issued by IPC Corp to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”) was amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date, other than the securities offering completed on February 1, 2011, and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to Cdn$800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). During the nine months ended August 31, 2011, $237,289 (Cdn$236,459) and an interest payment of $113,940 (Cdn$113,541) of the promissory note was repaid by the Company in accordance with the terms of the IPC Arrangement Agreement.

7.	Employee costs payable

As at August 31, 2011, the Company had $472,619 (November 30, 2010 - $472,619) in unpaid salary payable to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company and $156,487 (November 30, 2010 - $103,006) for other amounts payable to certain employees.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2011 and 2010
(Stated in U.S. dollars)

8.	Capital stock

Authorized, issued and outstanding

The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at August 31, 2011 and November 30, 2010 the Company has 15,908,444 and 10,907,054 common shares issued and outstanding, respectively, and no preference shares issued and outstanding.

A company (“Odidi Holdco”) owned by two officers and directors of IPC owns 5,997,751 common shares or approximately 38% of IPC.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.

Common shares of the Company are entitled to receive, as and when declared by the board of the Company, dividends in such amounts as shall be determined by the board of the Company. The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

The Company was able to negotiate certain reduced stock issuance costs in connection with becoming a publicly traded company in 2009. The estimate used in preparation of the November 30, 2009 financial statements was higher than the amount eventually paid during the second quarter of fiscal 2010, which resulted in an adjustment of $54,454 in the statement of shareholders’ (deficiency) equity for the year ended November 30, 2010. In addition as described in Note 9, the Company issued an additional 32,722 broker options related to this transaction.

The fair value of these stock options using the Black-Scholes options pricing model was less than the estimated fair value of these stock options recorded in the 2009 year-end financial statements which resulted in a further adjustment of $13,874 for the year ended November 30, 2010. These adjustments have been recorded as credits to additional paid in capital.

On February 1, 2011 the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company. Each unit consisted of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share for gross proceeds of $12,000,000.   The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per whole share. The holders of Series A and Series B common share purchase warrants and placement agents warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between market price of common share and the exercise price divided by the market price. Under U.S. GAAP where the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock, and would consequently be considered to be a derivative liability. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2011 and 2010
(Stated in U.S. dollars)

8.	Capital stock (continued)

Authorized, issued and outstanding (continued)

The Series A, Series B common share purchase warrants and placement agents warrants are denominated in U.S. dollars and IPC’s functional currency is Cdn dollars. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative has been subsequently marked to market through statement of operations.

The Company incurred Financing expenses of $2,357,732, which includes placement agent warrants with a fair value of $229,005.

The Company determined that the fair value of the warrant liability at issuance to be $12,655,582 based upon a Black-Scholes Options Pricing Model calculation (Note 12). The Company recorded the full value of the derivative as a liability at issuance with an offset to valuation discount. As the fair value of the liability of $12,655,582 exceeded the proceeds of $12,000,000, the excess of the liability over the proceeds amount of $655,582 was considered to be a cost of the private offering, which was included in the financing expenses.

9.	Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,590,844 based on the number of issued and outstanding common shares as at August 31, 2011. As at August 31, 2011, 372,681 options are outstanding under the employee stock option plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option.

Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years. As at August 31, 2011, there were 1,218,130 options available for grant under the Employee Stock Option Plan.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. These options were still outstanding as at August 31, 2011 and will expire in 2014.

In addition to the Employee Stock Option Plan, in connection with becoming a publicly traded company in 2009 IPC Ltd. issued 87,256 broker options to purchase common shares of IPC that were still outstanding as at August 31, 2011. The fair values of these broker options of $161,833 were recorded as a charge to additional paid-in capital and a charge to share issuance costs in additional paid-in capital.

In the nine months ended August 31, 2011, a grant of 45,000 stock options to non-management board members and a grant of 198,000 stock options to employees were issued.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of Accounting Standards Codification topic ASC 718.

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date.

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2011 and 2010
(Stated in U.S. dollars)

9.	Options (continued)

The risk free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Details of stock option transactions are as follows:

			August 31, 2011
		Weighted
		average	Weighted
		exercise	average
	Number of	price per	grant date
	options	per share	fair value
		$	$

Outstanding, beginning of period, November 30, 2010	3,038,698	5.53	2.87
Granted	243,000	3.60	1.80
Exercised	(25,000)	3.62	1.55
Expired	(32,821)	5.33	0.96
Outstanding, end of period, August 31, 2011	3,223,877	5.41	2.83

Options exercisable, end of period	1,633,907	7.19	3.97

As of August 31, 2011, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

				Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	due	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
		$		$	$	$	$

Under 10.00	3,179,618	3.69	3.6	1.65	1,589,648	3.78	1.65
10.00 - 100.00	36,065	39.52	6.0	31.02	36,065	39.52	31.02
300.00 - 500.00	3,971	331.15	4.6	223.52	3,971	331.15	223.52
500.00 - 1,000.00	4,190	705.99	1.5	435.71	4,190	705.99	435.71
1,000.00 - 1,500.00	33	1,149.13	2.7	709.18	33	1,149.13	709.18
	3,223,877	$5.41			1,633,907	$7.19

Total unrecognized compensation cost relating to the unvested performance based stock options at August 31, 2011 is approximately $2,214,000 (November 30, 2010 - $2,656,800). A total of 2,763,940 performance-based stock options have been granted to date of which 1,381,970 have been vested as of August 31, 2011. These vest upon the achievement of certain performance conditions.

In the three months ended August 31, 2011, no compensation cost has been recognized for the remaining unvested performance based options. In the nine months ended August 31, 2011, the Company recorded stock based compensation expense of $442,800 related to meeting the performance criteria of 276,394 options.

No stock options were exercised in the three months ended August 31, 2011. 25,000 options were exercised in the nine months ended August 31, 2011 for a cash consideration of $90,818.

During the three and nine months ended August 31, 2011, the Company`s stock-based compensation relating to option grants recorded in selling, general and administration expense were $17,455 and $64,974 respectively (three and nine months ended August 31, 2010 - $13,832 and $18,613).

During the three and nine months ended August 31, 2011, the Company`s stock-based compensation expense relating to option grants recorded in research and development expenses were $29,428 and $580,385 respectively (three and nine months ended August 31, 2010 - $442,800 and $885,600).

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2011 and 2010
(Stated in U.S. dollars)

9.	Options (continued)

The Company's total stock-based compensation for the three and nine months ended August 31, 2011 was $66,270 and $658,838 respectively (three and nine months ended August 31, 2010 - $456,632 and $904,213).

The Company has estimated its stock option forfeitures to be $Nil for the three and nine months ended August 31, 2011 and 2010.

10.	Deferred share units

Effective May 28, 2010, the Company shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU plan permits all non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

During the year ended November 30, 2010 the Company had 5,041 DSU issuable to a non-management board member.  During the nine months ended August 31, 2011 the Company issued these DSU’s to the non-management board member and recorded $13,383 as a charge to additional paid-in capital.

During the three and nine months ended August 31, 2011, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU plan.  Accordingly, for the three and nine months ended August 31, 2011, the Company has accrued an expense of $6,637 and $19,984 respectively, for 2,036 and 5,209 DSUs. The value of DSUs issued has been recorded as a charge to selling, general and administration expense and accrued liabilities.

11.	Restricted share units

Effective May 28, 2010, the Company shareholders approved a Restricted Share Unit (“RSU”) Plan for officers and employees of the Company and reserved a maximum of 330,000 common shares for issuance under the plan. The RSU plan will form part of the incentive compensation arrangements available to officers and employees of the Company and its designated affiliates. A RSU is a unit equivalent in value to one common share of the Company. Upon vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled. No RSUs have been issued under the plan.

12.	Warrants

Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency  the warrants would not be considered indexed to the entity’s own stock.  In connection with the February 1, 2011 private offering, the Company issued 4,800,000 five year Series A common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and 4,800,000 two year Series B common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share.  As noted in Note 8 these warrants are considered to be a derivative liability.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2011 and 2010
(Stated in U.S. dollars)

12.	Warrants (continued)

The  fair value of the Series A warrants of $7,214,366 and Series B warrants of $5,441,216 have been initially estimated at February 1, 2011 using the Black-Scholes Options Pricing Model, using volatilities of 70% and 59%, risk free interest rates of 0.99% and 0.29%, expected lives of 5 and 2 years, and dividend yields in each case of Nil, respectively.

The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per share.  The fair value of the placement agents’ warrants was initially estimated at February 1, 2011 as $229,005 using the Black-Scholes Options Pricing Model, using volatility of 67%, a risk free interest rate of 0.99%, an expected life of 3 years, and a dividend yield of Nil. These placement agent warrants were expensed and are included in financing expense.

The following table provides information on the 9,093,237 warrants outstanding and exercisable as of August 31, 2011:

	Number		Shares issuable
Exercise price	outstanding	Expiry	upon exercise
95.51	113,962	November 14, 2011	113,962
47.91	243,275	May 24, 2012	243,275
2.50	3,945,000	February 1, 2013	1,972,500
3.125	96,000	March 30, 2014	96,000
2.50	4,695,000	February 1, 2015	2,347,500
	9,093,237		4,773,237

During the three and nine months ended August 31, 2011 the Company received cashless exercises of 750,000 and 960,000 warrants resulting in the issuance of 137,115 and 176,469 common shares.  Details of warrant transactions are as follows:

August 31,
2011

Outstanding, beginning of period	10,053,237
Exercised during the period	(960,000)
Outstanding, end of period	9,093,237

U.S. GAAP requires the fair value of these liabilities be re-measured at the end of every reporting period with the change in value reported in the statement of operations.

Accordingly, the fair value of the Series A and Series B warrants at August 31, 2011 using the Black-Scholes Options Pricing Model was estimated to be $5,133,983 and $3,029,833 respectively, and the fair value of the agent warrants was estimated to be $126,931, using the following assumptions as of August 31, 2011:

Warrants			Risk free	Expected
outstanding	Dividend	Volatility	rate	life
		%	%

4,695,000	-	72.2	0.68%	4.4 yrs
3,945,000	-	59.8	0.19%	1.4 yrs
96,000	-	57.3	0.19%	2.4 yrs

The fair value of the warrants obtained through the IPC arrangement agreement described in Note 1, outstanding at August 31, 2011 using the Black-Scholes Options Pricing Model was estimated to be $Nil (November 30, 2010 - $7,161), using the following assumptions as of August 31, 2011:

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2011 and 2010
(Stated in U.S. dollars)

12.	Warrants (continued)

Warrants			Risk free	Expected
outstanding	Dividend	Volatility	rate	life
		%	%

113,962	-	56.3	0.47%	0.2
243,275	-	52.3	0.46%	0.7

The change in the fair value of the warrants from the previously recorded amount to August 31, 2011 amounting to $2,536,680 has been recorded as fair value adjustment of derivative liability in the statement of operations.

13.	Basic and diluted income (loss) per share:

As the Company incurred a loss in the nine month period ended August 31, 2011, all stock options were anti-dilutive and were excluded from the diluted weighted average shares outstanding for that period (nine months ended August 31, 2010 – 3,012,718 options and 357,237 warrants were anti-dilutive)

	Three months ended		Nine months ended
	August 31, 2011	August 31, 2010	August 31, 2011	August 31, 2010

Income (loss) available to common
stockholders	$1,097,131	(2,113,462)	(3,595,146)	(3,857,462)

Weighted average number of common
shares for basic income (loss) per share	15,906,954	10,907,057	14,690,454	10,907,057

Dilutive effect of
Options	3,220,986	-	-	-
Warrants	4,777,312	-	-	-
Deferred share units	8,214	-	-	-

Weighted average number of common
shares for diluted income (loss) per share	23,913,466	10,907,057	14,690,454	10,907,057

Basic income (loss) per share	0.07	(0.19)	(0.24)	(0.35)

Diluted income (loss) per share	0.05	(0.19)	(0.24)	(0.35)

14.	Revenue Recognition

The Company accounts for revenue in accordance with the provisions of Accounting Standards Codification topic 605 Revenue Recognition. During the three month period ended August 31, 2011, the Company entered into a new arrangement with a third party representing a multiple element arrangement. The arrangement included a non-refundable payment of $600,000 for the development of four different products that were each assessed as having standalone value. The revenue recognized in the period ending August 31, 2011 represented the fair value of the delivered item. The fair values of the undelivered items were deferred as at August 31, 2011. The delivery of these remaining items are expected to be completed over the next fiscal year. The terms of the arrangement does not include any cancellation or refund provisions. The estimated selling prices of each of the deliverables were based on information received from third parties, such as actual and forecasted market data and other market factors.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2011 and 2010
(Stated in U.S. dollars)

15.	Income taxes

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the nine months ended August 31, 2011 and August 31, 2010.  The Company has non-capital loss carry-forwards at August 31, 2011 totaling $13,986,830 in Canada and $138,212 in United States federal income tax losses that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2014 – 2031.

At August 31, 2011, the Company has a cumulative carry-forward pool of SR&ED expenditures in the amount of $7,482,352 Federal, which can be carried forward indefinitely.

At August 31, 2011 the Company had approximately $457,446 of Ontario harmonization credits, which will expire on the November 30, 2016 taxation year. These credits are subject to a full valuation allowance as they do not meet the more likely than not test.

At August 31, 2011, the Company had approximately $1,141,541 (2010 - $126,385) of unclaimed Canadian investment tax credits (ITCs) which expire from 2024 to 2030.

These losses and credits are subject to a full valuation allowance as they do not meet the more likely than not test.

16.	Contingencies

From time to time the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at August 31, 2011, there were no pending litigation or threatened claims outstanding other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus dated August 14, 2009 (the "Cervus Agreement"), Vasogen and New Vasogen entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009.

The Indemnity Agreement is designed to provide Cervus, with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations.

The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of Cdn$1,455,000 with a threshold amount of Cdn$50,000 before there is an obligation to make a compensation payment. The Company does not expect to have to pay any amount under this indemnity agreement.

Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par Pharmaceutical, Inc., Intellipharmaceutics’ development and commercialization partner for generic Focalin XR®, for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ generic version of 30mg

Focalin XR® (dexmethylphenidate hydrochloride) extended-release capsules. Separately, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against
Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30mg Focalin XR®. In view of the previous settlement of litigation earlier filed by the same parties related to 5, 10, 15 and 20 mg dosage strengths, the Company believes it is reasonable to expect that the litigation relating to the 30mg strength could also be settled on terms satisfactory to the Company, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic version of 30mg Focalin XR® does not in any event infringe the patents in issue.

The Company has determined that the likelihood to pay any damages or other penalty to Elan Corporation, plc and Elan Pharma International Ltd., Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG in connection with the resolutions of these Complaints in its reasonably anticipated course is remote.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2011 and 2010
(Stated in U.S. dollars)

16.	Contingencies (continued)

AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of Seroquel XR® (quetiapine fumarate extended-release) tablets. AstraZeneca served the Company with the Complaint in the District of New Jersey on May 25, 2011. The Company has filed a motion to contest New Jersey as a proper forum for the litigation. That motion, if it proceeds to a hearing, may be heard by the District Court for New Jersey in or about the Company’s fiscal fourth quarter. The same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York. In response, the Company filed its Answer and Counterclaim in the New York litigation, and that litigation has now been stayed by the consent of all parties pending the results of the jurisdictional challenge in New Jersey. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not in any event infringe the patents asserted in the above-noted lawsuit.

17.	Financial instruments

(a)	Fair values

Effective January 1, 2008, the Company adopted ASC topic 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fair value of cash and cash equivalents is measured based on Level 1 inputs referred to in the three levels of the hierarchy noted above.

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits and accounts payable, capital lease obligations, due to related party, accrued liabilities approximates their fair values because of the short-term nature of these instruments.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2011 and 2010
(Stated in U.S. dollars)

17.           Financial instruments (continued)

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash, due to related parties and capital lease obligations due to the short-term nature of these balances.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	August 31,	November 30,
	2011	2010
	$	$

Total accounts receivable	6,290	1,619
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	6,290	1,619

Not past due	2,272	536
Past due for more than 31 days
but no more than 60 days	1,151	539
Past due for more than 61 days
but no more than 90 days	1,140	544
Past due for more than 91 days
but no more than 120 days	1,727	-
Past due for more than 120 days	-	-
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	6,290	1,619

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the nine months ended August 31, 2011, one customer accounted for 100% of accounts receivable of the Company.

For the nine months ended August 31, 2010, one customer accounted for 100% of net revenue of the Company and the same customer accounted for 100% of accounts receivable of the Company.

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.1 million.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2011 and 2010
(Stated in U.S. dollars)

17.	Financial instruments (continued)

(c)       Foreign exchange risk (continued)

Balances denominated in foreign currencies that are considered financial instruments are as follows:

		August 31, 2011
	U.S.	Canadian
FX rates used to translate to U.S.		1.0210
	$	$

Assets
Cash	1,789,596	1,752,787
Investment tax credits	638,740	625,602
	2,428,336	2,378,389
Liabilities
Accounts payable	371,892	364,243
Accrued liabilities	265,935	260,465
Employee cost payable	156,482	153,263
Capital lease	1,024	1,003
Due to related party	1,422,056	1,392,807
	2,217,389	2,171,781
Net exposure	210,947	206,608

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at August 31, 2011:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year
	$	$	$	$	$

Accounts payable	713,137	-	-	-	-
Accrued liabilities	275,373	-	-	-	-
Employee cost payable	629,106	-	-	-	-
Lease obligations	1,024	-	-	-	-
Due to related parties	1,422,102	-	-	-	-
	3,040,742	-	-	-	-

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2011 and 2010
(Stated in U.S. dollars)

18.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in North America.

		Three months ended		Nine months ended
	August 31,	August 31,	August 31,	August 31,
	2011	2010	2011	2010
	$	$	$	$

Revenue
Canada	-	-	-	-
United States	501,814	-	501,814	1,452,221
	501,814	-	501,814	1,452,221

			August 31,	November 30,
			2011	2010
			$	$
Total assets
Canada			9,025,776	3,267,706

Total property and equipment
Canada			1,061,702	925,554

19.	Subsequent events

The Company has evaluated subsequent events through the date of the release of the consolidated interim financial statements.  The Company is not aware of any subsequent events.